SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of DECEMBER , 2003.
                                          ----------  ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   December 17, 2003                   By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

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                                      - 1 -


                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   Reporting Issuer

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828

2.   Date of Material Change

     December 17, 2003

3.   Press Release

     A press release dated December 17, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached press release for details.

5.   Full Description of Material Change

     Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

     Not Applicable




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                                      - 2 -

7.   Omitted Information

     Not Applicable

8.   Senior Officer

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 17th day of December, 2003.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                   December 17, 2003


           DRILL RESULTS INDICATE LARGE MINERALIZED SYSTEM AT NAVIDAD

IMA Exploration Inc. is pleased to announce initial results from the diamond drill program at the Company's 100% owned Navidad project, located in Patagonia, Argentina. Drilling to date has tested two small areas approximately 1,200 metres apart that are on the edge of a large geophysical chargeability anomaly (see attached map). Preliminary results indicate a very large, intensely altered and mineralized system. Results received to date compare favorably in terms of size and grade with numerous bulk tonnage silver deposits worldwide (ex: Pan American Silver's Alamo Dorado deposit in Mexico, 35.5 M tonnes at 68 g/t silver).

Partial results have been received from the first four holes (see attached map), two of which were drilled on Navidad Hill and two on Galena Hill, as summarized in the results table in Appendix 1. At Navidad Hill, hole NV03-01 intersected 2,677.6 g/t silver over 0.8 m, or 535.6 g/t silver over 7.4 m, within a zone of
58.4 m averaging 111.1 g/t silver. On the same section, hole NV03-02 intersected 1,320.3 g/t silver over 1.1 m within a zone of 48.0 m that averaged 97.8 g/t silver. Preliminary drill results suggest that mineralization on Navidad Hill occurs predominantly as broad areas of stockwork and breccia, rather than narrow discrete structures as had originally been anticipated from the surface exposures.

Drilling has clearly demonstrated that the large IP chargeability anomaly is caused by sulfide mineralization, principally galena with local pyrite. In hole NV03-03, sulphide breccia mineralization was encountered over the entire 178.5m length of the hole. In hole NV03-04, 266.7 m of sulphide breccia was intersected to a vertical depth of 180m from surface. Results have been received for the upper 81.10 m of this hole, and intersected 111.3 g/t silver over 78.3 m including 169.2 g/t silver over 41.50 m and 223.4 g/t silver over 16.10 m at the bottom of this interval. Assays for the remaining 207 m of the hole are pending.

Drilling on Galena Hill has confirmed that anomalous chargeability values as defined by IP geophysical surveys (see release dated June 25th, 2003) are attributable to silver-lead (sulphide) mineralization over very long intersections in excess of 200 metres. These large widths have dramatic implications for the tonnage potential of this zone, given the 1.6 x 1.3 km size of the IP anomaly and that geophysics indicates depths locally extend to 300m. IMA geologists believe that significant silver-lead+/-copper mineralization may underlie large portions of the 1.6 x 1.3 km chargeability anomaly.

Eleven diamond drill holes (1,724 m total) have been completed to date, and results from the remaining seven holes are pending. Final results from this first phase of drilling will be disseminated when assays from all the holes are received from the lab. The geological crew is completing logging and sampling of core and drilling will resume early in the New Year after the holidays. IMA is committed to meet or exceed industry "best practices" under National Instrument 43-101; please see our website (www.imaexploration.com) for a detailed description of quality assurance and quality control procedures. Dr. Paul Lhotka, P.Geo. is IMA's independent Qualified Person at the Navidad Project.

IMA Exploration Inc. has over $4,000,000 in its treasury to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO



For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2003 Number 32

                                      -2-

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                     TABLE 1: NAVIDAD DRILL RESULTS TO DATE

                        TOTAL                   COMPOSITE   G/T       %      %
DDH                    LENGTH                    LENGTH    SILVER  COPPER   LEAD
DDH     LOCATION      (METRES)   FROM     TO    (METRES)   (LWA)    (LWA)  (LWA)

NV03-01 Navidad Hill   109.50   003.05   61.45    58.40     111.1    0.22   0.06
        including                10.10   31.35    21.25     233.3    0.35   0.09
        including                10.10   17.50     7.40     535.6    0.81   0.07
        including                15.70   16.50     0.80   2,677.6    3.07   0.30
                                 61.45  109.50                results pending

NV03-02 Navidad Hill   154.50     2.50   50.50    48.00      97.8    0.15   0.06
        including                 6.45    6.70     0.25     858.0    8.07   0.26
        including                17.60   25.00     7.40     227.1    0.25   0.16
        including                40.40   41.45     1.05   1,320.3    0.82   0.28

NV03-03 Galena Hill    178.5      3.00  178.50   175.50      26.0   (0.00)  1.35
        including                 3.00  128.30   125.30      32.8   (0.00)  1.68
        including                72.50  107.50    35.00      49.7    0.01   3.47
        including                18.60   29.40    10.80      42.1   (0.00)  1.16
        including                72.50   79.10     6.60      55.6    0.01   4.42
        including                86.20   95.45     9.25      76.8    0.01   5.43
        including               101.40  107.50     6.10      53.3    0.01   3.46

NV03-04 Galena Hill    287.98     2.80   81.10    78.30     111.3   (0.00)  2.54
        including                39.60   81.10    41.50     169.2   (0.00)  3.06
        including                65.00   81.10    16.10     223.4   (0.00)  3.35
                                         81.10   287.98       results pending

LWA = length weighted average (all grades are "uncut")
NV03-04 is HQ until 244.2m and thereafter NQ diameter. All other holes are HQ in their entirety.


                   TABLE 2: PRELIMINARY HOLE COLLAR LOCATIONS

            LOCAL       LOCAL     ELEVA-     AZIMUTH WRT
             GRID        GRID     TION          GRID                      LENGTH
HOLE         EAST       NORTH     METRES        NORTH        DIP          METRES

NV03-01     50,000     10,005      1,219         180         -45          109.50

NV03-02     50,000      9,971      1,211           0         -45          154.50

NV03-03     51,160      9,657      1,179         180         -45          175.50

NV03-04     51,161      9,667      1,179           0         -45          287.98

NV03-05     51,163      9,800      1,176           0         -60          217.70

NV03-06     49,962      9,972      1,218           0         -45          136.20

NV03-07     49,921      9,966      1,222           0         -45          108.90

NV03-08     49,960     10,016      1,226         180         -45          146.00

NV03-09     49,920     10,028      1,231         180         -45          106.10

NV03-10     49,961      9,954      1,216           0         -45          150.70

NV03-11     49,625     10,040      1,209          90         -45          131.20

Note - Surveyed by nondifferential GPS or with respect to local grid pickets to within +/- 3 metres

              MAP OF NAVIDID PROJECT DIAMOND DRILL HOLE LOCATIONS
                                 DECEMBER, 2003

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

      PLEASE VIEW GRAPHIC AT THE COMPANY'S WEBSITE: www.imaexploration.com

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